March 4, 2020

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

       Re: News Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 13, 2019
           File No. 001-35769

Dear Ms. Panuccio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing